NCI BUILDING SYSTEMS, INC.
10943 North Sam Houston Parkway West
Houston, Texas 77064
October 13, 2009
VIA EDGAR AND FACSIMILE
Ms. Pamela Long
Mr. Andrew Schoeffler
Ms. Peggy Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	NCI Building Systems, Inc. Registration Statement on Form S-4 File No. 333-161842

Ladies and Gentlemen:
     NCI Building Systems, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-161842) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m., New York City time, on October 13, 2009 or, if such date is not practicable, 5:00 p.m., New York City time, on October 14, 2009 or as soon as practicable thereafter.
     In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:
•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Mark Gordon at (212) 403-1343 or David K. Lam at (212) 403-1394 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours, NCI Building Systems, Inc.
By:	/s/ Mark E. Johnson
	Name:	Mark E. Johnson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Wachtell, Lipton, Rosen & Katz Mark Gordon David K. Lam